Exhibit 99.7
Australian Securities &
Investments Commission
Electronic Lodgement
Document No. 7E4099681
Lodgement date/time: 18-11-2011 13:12:05
Reference Id: 83363092
Form 484
Corporations Act 2001
Change to company details

Company details	Company name
SIMS METAL MANAGEMENT LIMITED
Australian Company Number (ACN)
114 838 630

Lodgement details	Who should ASIC contact if there is a query about this form?

Name
Francis Martin MORATTI
Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete

Name
Francis Martin MORATTI

Capacity
Secretary

Signature

Date signed
18-11-2011

ASIC Form 484 Ref 8336309218/11/2011	Page 1 of 2

Form 484 — Change to company details
SIMS METAL MANAGEMENT LIMITEDACN114 838 630
C1 Cancellation of shares

Reason for cancellation	Shares cancellation details

Reason for cancellation

ss.257H(3) Share buyback — Minimum holding
buy-back only
The cancelled shares are listed below:

	Number of shares	Amount paid (cash
Share class code	cancelled	or otherwise)
ORD	626431	626431
Earliest Date of cancellation 25-10-2011
C3 Change to share structure
The updated details for this changed share class are shown in the table below.

Share class		Total number of	Total amount paid on	Total amount unpaid
code	Full title if not standard	shares	these shares	on these shares
ORD	ORDINARY	207193497	207193497.00	0.00
Earliest date of change 25-10-2011

ASIC Form 484 Ref 8336309218/11/2011	Page 2 of 2